UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


               For the quarterly period ended March 31, 2002





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333




                         GENERAL INSTRUCTIONS


A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).
     A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.


ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                             Percentage                           Activities
                    Energy                                   of Voting                             reported
  Name of           or Gas      Date of        State of      Securities            Nature of      during the
Reporting Co.       Related   Organization   Organization      Held                Business         period
-----------------   -------   ------------   -------------   -----------------   --------------   -----------
NU                  Holding   01/4/99        Connecticut     100% by             Unregulated          (A)
Enterprises, Inc.                                            Northeast           businesses
                                                             Utilities           holding
                                                                                 company


Select              Energy    09/26/96       Connecticut     100% by             Invest in            (B)
Energy, Inc.                                                 NU                  energy-related
                                                             Enterprises, Inc.   activities


Select              Energy    03/17/99       Connecticut     100% by             Invest in            (C)
Energy                                                       NU                  energy-related
Portland                                                     Enterprises, Inc.   activities
Pipeline, Inc.


Northeast           Energy    01/4/99        Connecticut     100% by             Invest in            (D)
Generation                                                   NU                  energy-related
Services                                                     Enterprises, Inc.   activities
Company


Select Energy       Energy    06/19/90       Massachusetts   100% by             Invest in            (E)
Services, Inc.                                               NU                  energy-related
                                                             Enterprises, Inc.   activities


Reeds Ferry         Energy    07/15/64       New             100% by             Invest in            (F)
Supply Co., Inc.                             Hampshire       Select Energy       energy-related
                                                             Services, Inc.      activities


HEC/Tobyhanna       Energy    09/28/99       Massachusetts   100% by             Invest in            (G)
Energy Project,                                              Select Energy       energy-related
Inc.                                                         Services, Inc.      activities


Select Energy       Energy    10/12/94       Massachusetts   100% by             Invest in            (H)
Contracting, Inc.                                            Select Energy       energy-related
                                                             Services, Inc.      activities


Yankee Energy       Holding   02/15/00       Connecticut     100% by             Public               (I)
System, Inc.                                                 Northeast           Utility
                                                             Utilities           Holding
                                                                                 Company

Yankee Energy       Energy    07/2/93        Connecticut     100% by             Invest in            (J)
Services Company                                             Yankee Energy       energy-related
                                                             System, Inc.        activities


R. M. Services,     Energy    11/22/94       Connecticut     10% by              Invest in            (K)
Inc.                                                         Yankee Energy       energy-related
                                                             System, Inc.        activities


Acumentrics         Energy    09/13/00       Massachusetts   5% by               Invest in            (L)
Corporation                                                  NU                  energy-related
                                                             Enterprises, Inc.   activities


ERI/HEC             Energy    09/30/00       Delaware        50% by              Invest in            (M)
EFA-Med, LLC                                                 Select Energy       energy-related
                                                             Services, Inc.      activities


E.S. Boulos         Energy    01/19/01       Connecticut     100% by             Invest in            (N)
Company                                                      Northeast           energy-related
                                                             Generation          activities
                                                             Services Company


NGS Mechanical      Energy    01/24/01       Connecticut     100% by             Provide              (O)
Company                                                      Northeast           mechanical
                                                             Generation          construction
                                                             Services Company    and maintenance
                                                                                 services

HEC/CJTS Energy     Energy    03/02/01       Delaware        100% by             Facilitate           (P)
Center LLC                                                   Select Energy       construction
                                                             Services, Inc.      financing



(A)  NU Enterprises, Inc. is not the "reporting company" but is included in this
     Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, sells, markets and trades electricity, gas and oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Under the umbrella of the Select Energy brand, Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
     (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by Select Energy Services, Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting, Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is a Connecticut corporation that was formed by NGS to acquire the assets of electrical construction companies located in Maine. Boulos is registered to do business initially in Maine, Massachusetts, New Hampshire, and Vermont. NGS owns 100% of the corporation.

(O) NGS Mechanical Company (NGSM) is a Connecticut corporation that was formed by NGS to perform mechanical construction and maintenance services to customers contracted with to provide such services. NGSM is registered to do business initially in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York. NGS owns 100% of the corporation.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) is a Delaware limited liability company that was formed by Select Energy Services, Inc. to facilitate the financing of the construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS will not have any employees nor will it conduct any other activities other than those related to accepting the assignment of the lease. Select Energy Services, Inc. owns 100% of the LLC.

(Q) Select Energy New York (SENY) is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-----------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-----------------------------------------------------------------------------

                                                       Person
Company        Type of  Principal                      to Whom       Collateral  Consideration  Company       Amount of
Issuing        Security Amount of    Issue or Cost of  Security      Given With  Received for   Contributing  Capital
Security       Issued   Security     Renewal  Capital  Was Issued    Security    Each Security  Capital       Contribution
-------------- -------- ------------ -------- -------  ------------  ----------  -------------  ------------  ------------

Select
Energy, Inc.     No transactions this quarter.

Northeast
Generation
Services
Company          No transactions this quarter.

Select Energy
Contracting,
Inc.             No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.             No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.    No transactions this quarter.

Yankee Energy
Services
Company          No transactions this quarter.

R. M.
Services, Inc.   No transactions this quarter.

Acumentrics
Corporation      No transactions this quarter.

ERI/HEC
EFA-Med, LLC     No transactions this quarter.

E.S. Boulos
Company          No transactions this quarter.

NGS Mechanical
Company          No transactions this quarter.

HEC/CJTS
Energy
Center LLC       No transactions this quarter.

Northeast
Utilities        No transactions this quarter.

Select Energy                                                                                   Select Energy,
New York, Inc.   N/A      N/A         N/A      N/A     N/A            N/A        N/A            Inc.           $6,802,882


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  March 31, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical Services          $   11
Company                                                                  ======

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical Services          $   58
                                                                         ======
Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical Services          $   14
Company                                                                  ======

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical Services          $  446
Company                                                                  ======

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical Services          $2,668
Company                                                                  ======

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical Services          $8,162
Company                                                                  ======

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                     $  295
                                                                         ======
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical Services          $ -
Company                                                                  ======

Northeast
Generation              Yankee Energy       Electrical and
Services                Services Company    Mechanical Services          $   42
Company                                                                  ======

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical Services          $    7
                                                                         ======


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                  March 31, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                $    8
                                                                         ======

* 'Total Amount Billed' is direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                     (Thousands of Dollars)

Total consolidated capitalization as of 03/31/02   $6,873,820            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                         1,031,073            line 2

Greater of $50 million or line 2                              $1,031,073 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $676,868
   Northeast Generation Services Company               25,322
   Select Energy Contracting, Inc.                     39,353
   Select Energy New York, Inc.                        36,696
   Reeds Ferry Supply Co., Inc.                             7
   HEC/Tobyhanna Energy Project, Inc.                    -
   Yankee Energy Services Company                       8,282
   E.S. Boulos Company                                  7,539
   R.M. Services, Inc.                                 13,799
   NGS Mechanical Company                                  10
   Acumentrics Corporation                             10,000
   ERI/HEC EFA-Med, LLC                                     6
   HEC/CJTS Energy Center LLC                              10
                                                   -----------
   Current aggregate investment                                  817,892
                                                              -----------
     Elimination *                                                17,536
                                                              -----------
   Total current aggregate investment                            800,356 line 4
                                                              -----------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                               $230,717 line 5
                                                              ===========

*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line          Other           Other
of Energy-       Investment      Investment
Related            in Last         in This       Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report     in Other Investment
-------------   -------------   -------------    ---------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.  Financial Statements

    1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

    2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

    3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

    4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

    2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
       Balance Sheet - As of March 31, 2002
       Income Statement - Three months ended March 31, 2002

     Northeast Generation Services Company:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     Select Energy Contracting, Inc.:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     Yankee Energy Services Company:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     ERI/HEC EFA-Med, LLC:
      Not available as of March 31, 2002

     E. S. Boulos Company:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     NGS Mechanical Company:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

     Northeast Utilities (Parent):
      Balance Sheet - As of March 31, 2002
      Income Statement - Three months ended March 31, 2002

B.   Exhibits

Exhibit No.    Description
-----------    -----------
6.B.1.1a       Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1i Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                            2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Receivables, net                                        $212,004
  Accounts receivable from affiliated companies            105,714
  Taxes receivable                                          17,842
  Special deposits                                          24,497
  Unrealized gains on mark-to-market transactions           65,352
  Prepaid wholesale power purchases                         24,657
  Prepayments and other                                      6,414
                                                          --------
                                                           456,480
                                                          --------

Property, Plant and Equipment:
  Competitive energy                                        12,312
   Less: Accumulated provision for depreciation
         and amortization                                    4,282
                                                          --------
                                                             8,030
  Construction work in progress                                273
                                                          --------
                                                             8,303
                                                          --------
Deferred Debits and Other Assets:
  Intangibles, net                                          19,746
  Accumulated deferred income taxes                         11,340
  Prepaid pensions                                           2,716
  Other                                                     45,137
                                                          --------
                                                            78,939
                                                          --------
     Total Assets                                         $543,722
                                                          ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                   $187,500
  Accounts payable                                         193,508
  Accounts payable to affiliated companies                  12,755
  Other                                                     32,370
                                                          --------
    Total current liabilities                              426,133
                                                          --------

Deferred Credits and Other Liabilities                      92,418
                                                          --------
Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                      -
  Capital surplus, paid in                                 199,535
  Accumulated deficit                                     (169,178)
  Accumulated other comprehensive loss                      (5,186)
                                                          --------
    Total stockholder's equity                              25,171
                                                          --------
    Total Liabilities and Stockholder's Equity            $543,722
                                                          ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                         $918,735
                                                           --------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                       936,136
  Other                                                      28,601
  Depreciation                                                1,732
  Taxes other than income taxes                               1,738
                                                           --------
       Total operating expenses                             968,207
                                                           --------
Operating Loss                                              (49,472)
                                                           --------
Other Income, Net                                             5,729
                                                           --------
Interest Expense, Net                                         1,355
                                                           --------
Loss Before Income Tax Benefit                              (45,098)
                                                           --------

Income Tax Benefit                                           19,945
                                                           --------
Net Loss                                                   $(25,153)
                                                           ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $    76
  Receivables, net                                          4,055
  Accounts receivable from affiliated companies             3,247
  Unbilled revenues                                         4,379
  Fuel, materials and supplies, at average cost               496
  Prepayments and other                                     1,893
                                                          -------
                                                           14,146
                                                          -------

Property, Plant and Equipment:
  Other                                                     1,548
   Less: Accumulated provision for depreciation               767
                                                          -------
                                                              781
  Construction work in progress                             1,239
                                                          -------
                                                            2,020
                                                          -------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                           606
  Other                                                    15,334
                                                          -------
                                                           15,940
                                                          -------

    Total Assets                                          $32,106
                                                          =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                   $12,500
  Accounts payable                                          2,318
  Accounts payable to affiliated companies                  2,178
  Accrued taxes                                             1,469
  Other                                                       284
                                                          -------
                                                           18,749
                                                          -------

Deferred Credits and Other Liabilities                        231
                                                          -------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                     -
  Capital surplus, paid in                                 10,422
  Retained earnings                                         2,704
                                                          -------
    Total stockholder's equity                             13,126
                                                          -------

    Total Liabilities and Stockholder's Equity            $32,106
                                                          =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                          $13,584
                                                            -------

Operating Expenses:
  Operation                                                  10,822
  Maintenance                                                 3,427
  Depreciation and amortization                                   2
  Taxes other than income taxes                                 575
                                                            -------
       Total operating expenses                              14,826
                                                            -------
Operating Loss                                               (1,242)
                                                            -------
Other Income, Net                                               321
                                                            -------
Loss Before Interest Expense and Income Tax
  Benefit                                                      (921)
                                                            -------
Interest Expense, Net                                           116
                                                            -------
Loss Before Income Tax Benefit                               (1,037)
                                                            -------
Income Tax Benefit                                              571
                                                            -------
Net Loss                                                    $  (466)
                                                            =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $   267
  Accounts receivable                                     12,997
  Other material and supplies                                453
  Prepayments and other                                      324
                                                         -------
                                                          14,041
                                                         -------

Deferred Debits and Other Assets:
  Other                                                   15,778
                                                         -------
                                                          15,778
                                                         -------

Long-Lived Assets:
  Other                                                    5,745
    Less: Accumulated provision for depreciation           3,144
                                                         -------
                                                           2,601
                                                         -------
    Total Assets                                         $32,420
                                                         =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                        $ 4,284
  Accounts payable to affiliated companies                  9,322
  Accrued taxes                                             1,268
                                                          -------
                                                           14,874
                                                          -------
Deferred Credits and Other Liabilities:
  Deferred taxes                                              347
  Other                                                     1,552
                                                          -------
                                                            1,899
                                                          -------

Stockholders' Equity:
  Common stock, $1 par value - 100,000 shares
   authorized and 100 shares outstanding                     -
  Capital surplus, paid in                                 14,906
  Retained earnings                                           741
                                                          -------
                                                           15,647
                                                          -------

    Total Liabilities and Stockholders' Equity            $32,420
                                                          =======


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                          $13,907
                                                            -------

Operating Expenses:
  Operation                                                  13,340
  Maintenance                                                   105
  Depreciation                                                  283
  Taxes other than income taxes                                 112
                                                            -------
       Total operating expenses                              13,840
                                                            -------
Operating Income                                                 67
                                                            -------
Other Income                                                      2
                                                            -------

Interest Expense, Net                                            64
                                                            -------
      Income before income taxes                                  5
                                                            -------
Income Tax Expense:
  Federal and state income taxes, net                            15
                                                            -------
Net Loss                                                    $   (10)
                                                            =======


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $    6
  Accounts receivable                                         89
                                                          ------
                                                              95
                                                          ------
Long-Lived Assets:
  Organization costs, net                                    247
                                                          ------
                                                             247
                                                          ------

    Total Assets                                          $  342
                                                          ======


REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                        $   89
  Accounts payable to affiliated companies                   295
                                                          ------
                                                             384
                                                          ------
Stockholders' Equity:
  Common stock, $0 par value - 100 shares
   authorized and outstanding                                  4
  Capital surplus, paid in                                     3
  Retained deficit                                           (49)
                                                          ------
                                                             (42)
                                                          ------

    Total Liabilities and Stockholders' Equity            $  342
                                                          ======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                         $   -
                                                           --------

Operating Expenses:
  Other                                                        -
  Amortization                                                 -
                                                           --------
       Total operating expenses                                -
                                                           --------

Net Income                                                 $   -
                                                           ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $ 1,973
  Receivables, net                                         1,299
                                                         -------
                                                           3,272
                                                         -------
Long-Lived Assets:
  Other, net                                                 633
                                                         -------
  Contracts receivable                                    25,881
                                                         -------
                                                          26,514
                                                         -------
     Total Assets                                        $29,786
                                                         =======


HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                            $  -
  Retained earnings                                          186
                                                         -------
    Total common stockholder's equity                        186
  Long-term debt                                          25,494
                                                         -------
    Total capitalization                                  25,680
                                                         -------
Current Liabilities:
  Accounts payable to affiliated companies                 3,513
  Accrued interest                                           247
  Other                                                        1
                                                         -------
    Total current liabilities                              3,761
                                                         -------
Long-Term Liabilities:
  Other                                                      345
                                                         -------
    Total long-term liabilities                              345
                                                         -------
    Total Capitalization and Liabilities                 $29,786
                                                         =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Other Income, Net                                           $  461
                                                            ------

Interest Expense, Net                                          500
                                                            ------
Net Loss                                                    $  (39)
                                                            ======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------
Current Assets:
  Cash                                                    $  194
  Receivables, net                                         4,700
  Taxes receivable                                           292
                                                          ------
                                                           5,186
                                                          ------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                        1,399
  Goodwill                                                   405
  Other                                                      444
                                                          ------
                                                           2,248
                                                          ------
    Total Assets                                          $7,434
                                                          ======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                    $ 1,259
  Accounts payable to affiliated companies                      46
                                                           -------
                                                             1,305
                                                           -------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                         1
  Capital surplus, paid in                                   7,881
  Accumulated deficit                                       (1,753)
                                                           -------
    Total stockholders' equity                               6,129
                                                           -------

    Total Liabilities and Stockholders' Equity             $ 7,434
                                                           =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                         $   666
                                                           -------


Operating Expenses:
  Other                                                        787
                                                           -------
       Total operating expenses                                787
                                                           -------

Operating Loss                                                (121)
                                                           -------

Interest Expense, Net                                           48
                                                           -------

Loss Before Income Tax Benefit                                (169)
                                                           -------

Income Tax Benefit                                              67
                                                           -------

Net Loss                                                   $  (102)
                                                           =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $   597
  Receivables, net                                          9,754
  Accounts receivable from affiliated companies               322
  Unbilled revenues                                         1,890
  Materials and supplies, at average cost                     103
                                                          -------
                                                           12,666
                                                          -------
Property, Plant and Equipment
  Other                                                       580
   Less: Accumulated provision for depreciation               109
                                                          -------
                                                              471
                                                          -------
Deferred Debits and Other Assets:
  Goodwill                                                  6,963
  Accumulated deferred income taxes                             7
  Other                                                        37
                                                          -------
                                                            7,007
                                                          -------

  Total Assets                                            $20,144
                                                          =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Advance from parent, non-interest bearing               $ 2,948
  Accounts payable                                          3,181
  Accounts payable to affiliated companies                      1
  Accrued taxes                                             1,290
  Other                                                       521
                                                          -------
                                                            7,941
                                                          -------


Deferred Credits and Other Liabilities:
  Other                                                       820
                                                          -------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares                 -
   authorized and 100 shares outstanding
  Capital surplus, paid in                                  7,539
  Retained earnings                                         3,844
                                                          -------
    Total stockholder's equity                             11,383
                                                          -------

    Total Liabilities and Stockholder's Equity            $20,144
                                                          =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                          $13,794
                                                            -------

Operating Expenses:
  Operation                                                     282
  Maintenance                                                12,983
  Depreciation                                                   27
                                                            -------
       Total operating expenses                              13,292
                                                            -------

Operating Income                                                502
                                                            -------

Other Income, Net                                               171
                                                            -------
Income Before Income Tax Expense                                673
                                                            -------
Income Tax Expense                                              235
                                                            -------
Net Income                                                  $   438
                                                            =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $   10
                                                          ------
    Total current assets                                      10
                                                          ------

    Total Assets                                          $   10
                                                          ======


NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies                $    1
                                                          ------
    Total current liabilities                                  1
                                                          ------

Stockholder's Equity:
  Common stock, $0 par value - 20,000 shares
   authorized and 100 shares outstanding                      -
  Capital surplus, paid in                                   (10)
  Retained deficit                                            (1)
                                                          ------
    Total stockholder's equity                                 9
                                                          ------

    Total Liabilities and Stockholder's Equity            $   10
                                                          ======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                         $   -
                                                           ---------

Operating Expenses:
  Other                                                        -
                                                           ---------
       Total operating expenses                                -
                                                           ---------

Net Loss                                                   $   -
                                                           =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity         $2,388,368
  Investments in transmission companies, at equity           13,804
  Other                                                          14
                                                         ----------
                                                          2,402,186
                                                         ----------

Current Assets:
  Cash                                                        3,876
  Notes receivable from affiliated companies                164,500
  Receivables, net                                              525
  Accounts receivable from affiliated companies               2,165
  Taxes receivable                                            3,987
  Prepayments                                                 6,141
                                                         ----------
                                                            181,194
                                                         ----------

Deferred Charges:
  Other                                                       2,804
                                                         ----------
                                                              2,804
                                                         ----------
      Total Assets                                       $2,586,184
                                                         ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 149,116,706 shares issued
   and 129,477,227 shares outstanding                   $   745,584
  Capital surplus, paid in                                1,111,440
  Deferred contribution plan - employee stock
   ownership plan                                           (98,802)
  Retained earnings                                         680,934
  Accumulated other comprehensive loss                       (3,458)
  Treasury stock                                           (296,853)
                                                        -----------
    Common shareholders' equity                           2,138,845
  Long-term debt                                             88,000
                                                        -----------

         Total capitalization                             2,226,845
                                                        -----------
Current Liabilities:
  Notes payable to bank                                      60,000
  Accounts payable                                              202
  Accounts payable to affiliated companies                    1,351
  Long-term debt - current portion                          286,000
  Accrued interest                                            3,784
  Other                                                         121
                                                        -----------
                                                            351,458
                                                        -----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                           7,766
  Other                                                         115
                                                        -----------
                                                              7,881
                                                        -----------

      Total Capitalization and Liabilities              $ 2,586,184
                                                        ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)
                                                        Three Months
                                                            Ended
                                                          March 31,
                                                            2002
                                                        ------------
                                                         (Thousands
                                                         of Dollars)

Operating Revenues                                      $      -
                                                        -----------
Operating Expenses:
  Operation expense                                           5,599
  Taxes other than income taxes                                  19
                                                        -----------
       Total operating expenses                               5,618
                                                        -----------

Operating Loss                                               (5,618)
                                                       ------------
Other Income:
  Equity in earnings of subsidiaries                         22,526
  Equity in earnings of transmission companies                  734
  Other, net                                                  2,418
                                                       ------------
       Other Income, Net                                     25,678
                                                       ------------
Income Before Interest and Income Tax Benefit                20,060
                                                       ------------
Interest Expense:
  Interest on long-term debt                                  5,008
  Other interest                                                249
                                                       ------------
        Interest expense, net                                 5,257
                                                       ------------
Income Before Income Tax Benefit                             14,803
                                                       ------------
Income Tax Benefit                                            3,839
                                                       ------------
Net Income for Common Shares                           $     18,642
                                                       ============

Basic and Diluted Earnings per Common Share            $       0.14
                                                       ============
Basic Common Shares Outstanding (average)               129,504,005
                                                       ============
Diluted Common Shares Outstanding (average)             129,754,946
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------
Current Assets:
  Cash                                                    $ 17,373
  Receivables, net                                          37,320
  Special deposits                                           2,075
  Unrealized gains on mark-to-market transactions            7,324
  Prepayments and other                                     12,243
                                                          --------
                                                            76,335
                                                          --------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                             86
                                                          --------

Property Plant and Equipment:
  Competitive energy                                         2,233
   Less: Accumulated provision for depreciation              2,061
                                                          --------
    Total long-lived assets                                    172

                                                          --------
    Total Assets                                          $ 76,593
                                                          ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                        $23,655
  Accounts payable to affiliated companies                    236
  Accrued taxes                                             4,436
  Other                                                     3,097
                                                          -------
                                                           31,424
                                                          -------

Deferred Credits and Other Liabilities:
Other                                                          24
                                                          -------

Advance from Northeast Utilities Parent Company            26,699
                                                          -------

Stockholder's Equity:
  Common stock, $1 par value - 10,000 shares
   authorized and outstanding                                  10
  Capital surplus, paid in                                  9,987
  Retained earnings                                         8,449
                                                          -------
    Total stockholder's equity                             18,446
                                                          -------
    Total Liabilities and Stockholder's Equity            $76,593
                                                          =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                          $70,283
                                                            -------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                        58,034
  Maintenance                                                 2,357
  Taxes other than income taxes                                (252)
                                                            -------
       Total operating expenses                              60,139
                                                            -------
Operating Income                                             10,144
                                                            -------
Other Loss, Net                                                  (5)
                                                            -------
Interest Expense, Net                                           198
                                                            -------
Income Before Income Tax Expense                              9,941
                                                            -------

Income Tax Expense                                            4,187
                                                            -------
Net Income                                                  $ 5,754
                                                            =======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                         March 31,
                                                           2002
                                                        ----------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------
Current Assets:
  Cash                                                    $    1
                                                          ------
    Total current assets                                       1
                                                          ------

    Total Assets                                          $    1
                                                          ======

HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Stockholder's Equity:
  Capital surplus, paid in                                    10
  Retained deficit                                            (9)
                                                          ------
    Total stockholder's equity                                 1
                                                          ------
    Total Liabilities and Stockholder's Equity            $    1
                                                          ======

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)

                                                         Three Months
                                                             Ended
                                                           March 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

Operating Revenues                                         $   -
                                                           --------

Operating Expenses:
  Other                                                        -
                                                           --------
       Total operating expenses                                -
                                                           --------
Net Loss                                                   $   -
                                                           ========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



                               Northeast Utilities
                               Select Energy, Inc.
             Northeast Generation Services Company and Subsidiaries
                               E.S. Boulos Company
                               NGS Mechanical, Inc.
                         Select Energy Contracting, Inc.
                            Reeds Ferry Supply Co., Inc.
                        HEC/Tobyhanna Energy Project, Inc.
                           HEC/CJTS Energy Center, LLC
                              ERI/HEC EFA-Med, LLC
                         Yankee Energy Services Company
                                R.M. Services, Inc.
                              Acumentrics Corporation
                            Select Energy New York, Inc.


Notes to Financial Statements (Unaudited)

1. About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-ofunit, full cost recovery contracts (Seabrook Power Contracts).
A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), also is engaged in the production of electric power. A sixth wholly owned subsidiary, Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, is Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (SESI), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company. During the first quarter of 2002, NU recorded an impairment charge of $2.5 million as a result of the decline in the fair value of NUEI's investment in Acumentrics. On November 30, 2001, Select Energy acquired Niagara Mohawk Energy Marketing, Inc. (NMEM) for $31.7 million. This business was subsequently renamed Select Energy New York, Inc. (SENY).

Yankee maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and owns 10 percent of the voting securities of R.M. Services, Inc. (R.M. Services).

Select Energy, NGS, Boulos, NGS Mechanical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, R.M. Services, Acumentrics, and SENY are "energy-related companies" under Rule 58.

2. About Select Energy

Select Energy is an integrated energy business that buys, markets, sells and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3. About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4. About Boulos

On January 19, 2001, NGS completed the acquisition of Boulos, an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts, New Hampshire, and Vermont. Boulos is wholly owned by NGS.

5. About NGS Mechanical

In January 2001, NGS formed a new subsidiary, NGS Mechanical, to provide mechanical services initially in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

6. About Select Energy Contracting

Select Energy Contracting designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7. About Reeds Ferry

Reeds Ferry was acquired by SESI in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

8. About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9. About HEC/CJTS

HEC/CJTS was formed on March 2, 2001, as a special purpose entity to facilitate the financing of SESI's construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

10. About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

11. About YESCO

YESCO is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

12. About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

13. About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry. During the first quarter of 2002, NU recorded an impairment charge of $2.5 million as a result of the decline in the fair value of NUEI's investment in Acumentrics.

14. About SENY

On November 30, 2001, Select Energy acquired NMEM for $31.7 million. This business was renamed SENY. SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

15. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17. Market Risk and Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and engages in energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast United States, Select Energy conducts commodity-trading activities in electricity and its related products, natural gas and oil and, therefore, experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities," these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the statements of income as fuel, purchased and net interchange power and in the balance sheets as prepayments and other. The mark-to-market position at March 31, 2002, had an asset value of $57.5 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market, based on closing exchange prices.

As of March 31, 2002, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $15.5 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the aforementioned sensitivity analysis.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of March 31, 2002, an unfavorable 10 percent change in forward market price would have resulted in a decline in fair value of approximately $35.3 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on March 31, 2002, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy has hedged its gas supply risk under these agreements through New York Mercantile Exchange (NYMEX) contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2004. As of March 31, 2002, the NYMEX contracts had a notional value of $60.9 million and a mark-to-market asset value of $1.2 million.

Derivative Cash Flow Hedge Accounting: During the first quarter of 2002, $13.7 million in income, net of tax, was reclassified from other comprehensive income upon the conclusion of derivative cash flow hedge transactions and recognized in earnings. An additional $0.6 million of income, net of tax, was recognized in earnings for those derivatives that were determined to be ineffective. Currently, the cash flow hedge transactions entered into hedge cash flows through 2004. As a result of these new transactions and market value changes since January 1, 2002, other comprehensive income increased by $19.8 million, net of tax. Accumulated other comprehensive loss at March 31, 2002, was $3.4 million, net of tax (reduction to equity), relating to hedged transactions and it is estimated that $1 million, net of tax, will be reclassified as a charge to earnings within the next twelve months. Cash flows from the hedge contracts are reported in the same category as cash flows from the hedged activities.

18. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.


                    QUARTERLY REPORT OF SELECT ENERGY, INC.

                                SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)


     By:  /s/ John P. Stack
          ------------------------------
          (Signature of Signing Officer)


          John P. Stack
          -------------

          Vice President-Accounting and Controller
          ----------------------------------------

          Date:  May 29, 2002
          -------------------